Exhibit 2

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MEDIA:                                      INVESTOR:
Marian Cutler                               Elizabeth Scott
Eurand                                      The Ruth Group
+1.267.759.9324                             +1.646-536-7014
marian.cutler@eurand.com                    escott@theruthgroup.com



            Eurand Appoints Two New Members to Its Board of Directors


AMSTERDAM - September 13, 2007 - Eurand N.V. (NASDAQ: EURX) announced today the appointment of Angelo C. Malahias and Rolf A. Classon to the Eurand Board of Directors.

Mr. Malahias and Mr. Classon will join the Board as independent, non-executive directors. Mr. Malahias will head the Company's audit committee and succeeds Aleksandar Erdeljan, who stepped down from the Board on August 30, 2007. Mr. Erdeljan is stepping down from the Board to avoid any potential conflict of interest due to his increased involvement in Catalent Pharma Solutions, Inc.

"We welcome Angelo and Rolf to Eurand's Board of Directors and I look forward to working with them and drawing on their experience as we take Eurand to the next level and build our commercial infrastructure in the United States," said Gearoid Faherty, Chief Executive Officer of Eurand.

Angelo Malahias

Angelo Malahias was appointed Andrx Corporation President in February 2004 and re-appointed Chief Financial Officer in September 2005. He held these roles until November 2006, when Andrx was acquired by Watson. Mr. Malahias previously held the position of Chief Financial Officer at Andrx from January 1996 through his appointment as President in February 2004.

Previously, he was Vice President and Chief Financial Officer of Circa from January 1995 to January 1996, where he also served as Corporate Controller from July 1994 to January 1995. Other positions include working for KPMG LLP from July 1983 to July 1994. Mr. Malahias has a degree in accounting from New York University and received his New York State CPA designation in 1985.

Rolf Classon

Rolf Classon was Interim President and Chief Executive Officer of Hillenbrand Industries from May 2005 to March 2006. Mr. Classon previously served as Chairman of the Executive Committee of Bayer Healthcare from November 2002 to June 2004. He was also President of Bayer Diagnostics from 1995 to November 2002, where he also served as Executive Vice President from 1991 to 1995.

Prior to joining Bayer, Mr. Classon worked for 20 years with Pharmacia and its subsidiaries, most recently as President and Chief Operating Officer of Pharmacia Biosystems AB. Other positions held include President of Pharmacia Development Company and President of Pharmacia AB Hospital Products Division. Currently, Mr. Classon currently is a board member at Auxilium Pharmaceuticals, Enzon Pharmaceuticals, Hillenbrand Industries and Millipore Corporation.

Eurand's Board of Directors now consists of 5 board members, with Gearoid Faherty serving as Chairman.

About Eurand

Eurand is a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. Eurand has had four products approved by the FDA since 2000 and has a pipeline of product candidates in development for itself and its collaboration partners. Eurand has completed two phase III clinical trials on its lead product candidate, Zentase(TM), for the treatment of Exocrine Pancreatic Insufficiency and filed the first segment of its rolling NDA for this product in June 2007. Eurand's technology platforms include bioavailability enhancement of poorly soluble drugs, customized release, taste-making/ fast-dissolving formulations and drug conjugation.

Eurand is a global company with facilities in the USA and Europe. For more information, visit Eurand's website at www.eurand.com.

Certain statements made in this release, and oral statements made with respect to information contained in this release, may constitute forward-looking statements. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. The words "potentially", "could", "calls for" and similar expressions will some times identify forward-looking statements. These statements are based upon management's current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.

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